SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ARTISAN COMPONENTS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

042923102

(CUSIP Number)

NOVEMBER 21, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 042923102	Page 2 of 5

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only) Synopsys, Inc.: I.R.S ID No. 56-1546236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 725,000

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 725,000

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%*

12	TYPE OF REPORTING PERSON (See Instructions) CO

*  According to the most recently available Form 10-Q of Artisan Components, Inc., there was 16,884,393 of the issuer's Common
    Stock outstanding as of August 12, 2002.

Item 1.

(a)	Name of Issuer:

Artisan Components, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

141 Caspian Court, Sunnyvale, California 94089

Item 2.

(a)	Name of Person Filing:

Synopsys, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

700 E. Middlefield Road, Mountain View, CA 94043-4033

(c)	Citizenship:

Delaware Corporation

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

042923102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

       Not Applicable.

Item 4. Ownership

(a)	Amount beneficially owed: 725,000

(b)	Percent of class: 4.3%*

*	According to the most recently available Form 10-Q of Artisan Components, Inc., there were 16,884,393 shares of the issuer’s Common Stock outstanding as of August 12, 2002.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 725,000

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 725,000

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8. Identification and Classification of Members of the Group

     Not Applicable.

Item 9. Notice of Dissolution of Group

     Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2002
Date

/s/ Steven K. Shevick
Signature

Steven K. Shevick, Vice President and General Counsel
Name/Title